

August 7, 2014

Via E-mail
Magda Manosalva
Chief Financial Officer
Ecopetrol S.A.
Carrera 13 N.36-24 Piso 7
Bogota, Colombia

      Re: Ecopetrol S.A.
              Form 20-F for the Fiscal Year ended December 31, 2013
              Filed April 25, 2014
              File No. 001-34175

Dear Ms. Manosalva:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2013

Exhibit 99.2

1. We note the following language in the report by Gaffney, Cline & Associates, Inc. (emphasis added):

> This document is confidential <u>and has been prepared for the exclusive use of the Client or parties named herein</u>. It may not be distributed or made available, in whole or in part, to any other company or person without the prior knowledge and written consent of GCA. <u>No person or company other than those for whom it is intended may directly or indirectly rely upon its contents</u>. GCA is acting in an advisory capacity only and, <u>to the fullest extent permitted by law, disclaims all liability for actions or losses derived from any actual or purported reliance on this document (or any other statements or opinions of GCA) by the Client or by any other person or entity</u>.

As Item 1202(a)(8) of Regulation S-K requires such report, please obtain and file a revised version of the report which retains no language that could suggest either a limited audience or a limit on potential investor reliance. In addition, please ensure that such revised report does not retain statements that would appear to limit liability of Gaffney, Cline & Associates, Inc. under Section 11 of the Securities Act. In that regard, we note that Gaffney's consent filed as Exhibit 15.4 includes a consent to the incorporation by reference of its report into Ecopetrol S.A.'s registration statement on Form F-3 filed with the SEC on July 26, 2013, and a consent to the reference to "GCA" as set forth in the registration statement under the heading "Experts."

2. We also note the following statement in the Gaffney report:

> GCA has not undertaken a site visit and inspection because it was not deemed necessary. As such, GCA is not in a position to comment on the operations or facilities in place, their appropriateness and condition and whether they are in compliance with the regulations pertaining to such operations. Further, GCA is not in a position to comment on any aspect of health, safety or environment of such operation. Nevertheless, GCA was informed about increasing the disposal of Castilla Area's produced water into the Guayuriba River; this was approved by the environmental authority, and now subject to the approval of local authorities. If not granted, could force Ecopetrol to implement a more costly alternative of injecting such water, which may have an impact in the economic limit and in consequence in the estimated reserve volumes for the fields in such area.

Please tell us whether any of the impacted proved reserves in the Castilla Area are material. If they are material, please revise your annual report to provide related disclosure in your filing. For example, please include disclosure in your Risk Factors section if the requirement for approval by local authorities for increasing the disposal of the produced water into the Guayuriba River presents any material risks.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney, at (202) 551-3584 if you have questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director